Registration Statement No. 333-278331 Filed Pursuant to Rule 433

Deutsche Bank Aktiengesellschaft

Eligible Liabilities Senior Notes, Series D

Fixed-to-Floating Rate Eligible Liabilities Senior Notes due November 9, 2030

Final Term Sheet dated October 6, 2026

Relating to Preliminary Pricing Supplement No. D17 dated October 6, 2026

Issuer:	Deutsche Bank AG New York Branch
Issuer’s Long-term Senior Non-Preferred Unsecured Rating:	Baa1 (Moody’s); BBB (S&P); A- (Fitch)
Instrument:	Eligible Liabilities Senior Notes (Senior non-preferred)
Aggregate Principal Amount:	$1,000,000,000
Issue Price:	100.000%
Fees:	0.250%
Net Proceeds After Fees:	$997,500,000
Trade Date:	October 6, 2026
Settlement Date:	October 9, 2026 (T+3)
Reset Date:	November 9, 2029
Maturity Date:	November 9, 2030
Fixed Rate:	From, and including, the Settlement Date to, but excluding the Reset Date (the “Fixed Rate Period”), the notes will bear interest at 5.820% per annum, payable semi-annually in arrears on each Interest Payment Date.
Floating Rate:	From, and including, the Reset Date to, but excluding the Maturity Date (the “Floating Rate Period”), the notes will bear interest equal to Compounded SOFR plus the Spread, payable quarterly in arrears on each Interest Payment Date. In no case will the amount payable on any Interest Payment Date be less than zero.
Compounded SOFR:	A compounded average of daily SOFR determined for each quarterly Interest Period during the Floating Rate Period in accordance with the specific formula described under “Description of Notes—Interest Rates—Secured Overnight Financing Rate (SOFR)” in the Issuer’s Series D Prospectus Supplement dated April 26, 2024
Spread:	1.068%
Spread of Fixed Rate to Benchmark Treasury:	0.90%
Benchmark Treasury:	4.375% due September 15, 2029
Benchmark Treasury Price and Yield:	98-17 / 4.917%
Interest Periods:

With respect to the Fixed Rate Period, each period from, and including, an Interest Payment Date (or the Settlement Date in the case of the first Interest Period during the Fixed Rate Period) to, but excluding, the following Interest Payment Date (or the Reset Date in the case of the final Interest Period during the Fixed Rate Period).

With respect to the Floating Rate Period, each period from, and including, an Interest Payment Date (or the Reset Date in the case of the first Interest Period during the Floating Rate Period) to, but excluding, the following Interest Payment Date (or the Maturity Date in the case of the final Interest Period during the Floating Rate Period).

Interest Payment Dates:

With respect to the Fixed Rate Period, May 9 and November 9 of each year, beginning on May 9, 2027 and ending on the Reset Date.

With respect to the Floating Rate Period, February 9, May 9, August 9 and November 9 of each year, beginning on February 9, 2030 and ending on the Maturity Date.

Observation Period:	In respect of each Interest Period during the Floating Rate Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period. The Observation Period will not be adjusted for any delay in the payment of interest due to the corresponding Interest Payment Date being a non-Business Day.
Day Count Convention:	During the Fixed Rate Period, 30/360 During the Floating Rate Period, Actual/360
Business Day Convention:	Following, Unadjusted. Notwithstanding anything to the contrary in the Issuer’s Series D Prospectus Supplement dated April 26, 2024, if any scheduled Interest Payment Date, any redemption date (including the Reset Date) or the Maturity Date is not a Business Day, the relevant payment will be made on the first following day that is a Business Day. Notwithstanding the foregoing, such payment will be made with the full force and effect as if made on such scheduled Interest Payment Date, redemption date (including the Reset Date) or Maturity Date, as applicable, and no adjustment will be made to the amount of payment to be made.
Early Redemption:	The Issuer has the right to redeem the notes, in its sole discretion, in whole, but not in part, at 100% of the principal amount together with any accrued but unpaid interest on the Reset Date by giving not less than 5 Business Days’ prior notice, subject to regulatory approval.
Cleanup Redemption:	The Issuer may redeem the notes, in its sole discretion, in whole, but not in part, at any time if 25% or less of the aggregate principal amount of notes originally issued on the Settlement Date remains outstanding at such time, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date, calculated as if the date of redemption were the final Interest Payment Date.
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Days:	New York and T2
Eligible Liabilities Terms:	Waiver of right to set-off or net; no events of default; repurchase prior to maturity subject to regulatory approval; recognition of applicable Resolution Measures
Resolution Measures:	Holders of notes will be bound by and will be deemed irrevocably to consent to the imposition of any Resolution Measure (as defined under “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement.
Listing:	None
Denominations:	Minimum denominations of $150,000 and integral multiples of $1,000 in excess thereof
ISIN:	US251526DG11
CUSIP:	251526DG1

Sole Book Runner:	Deutsche Bank Securities Inc.
Joint Lead Managers:	ING Financial Markets LLC Nordea Bank Abp Santander US Capital Markets LLC SEB Securities, Inc. SG Americas Securities, LLC Standard Chartered Bank AG
Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P.
Settlement:	DTC and Euroclear/Clearstream
Calculation Agent:	Deutsche Bank AG, London Branch
Documentation:	SEC Registered
Governing Law:	New York Law, except as may otherwise be required by mandatory provisions of law and except with respect to the provisions relating to the ranking of the notes, which will be governed by and construed in accordance with the laws of the Federal Republic of Germany, including, in relation to such provisions, any determination of whether a Resolution Measure has been imposed on the Issuer.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to UK Retail Investors

The notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”). The expression offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes. Consequently no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, distributing or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

MiFID II Product Governance/Professional Investors and ECPs-only Target Market

The target market for the notes is eligible counterparties and professional clients, each as defined in MiFID II (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a medium-term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance.

UK MIFIR Product Governance/Professional Investors and ECPs-only Target Market

The target market for the notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("UK MiFIR") (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a medium-term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance.

UK Financial Promotions Regime

This term sheet is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-800-503-4611.

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